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                                                                 SEC FILE NUMBER
                                                                    000-31539
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  |_| Form 10-K |_| Form 20-F  |_| Form 11-K   |X| Form 10-Q
              |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended:  March 31, 2008
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                    |_|  Transition Report on Form 10-K
                    |_|  Transition Report on Form 20-F
                    |_|  Transition Report on Form 11-K
                    |_|  Transition Report on Form 10-Q
                    |_|  Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Bodisen Biotech, Inc.
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Full Name of Registrant

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Former Name if Applicable

Room 2001, FanMei Building, No. 1 Naguan Zhengjie
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Address of Principal Executive Office (Street and Number)

Xi'an, Shaanxi 710068, People's Republic of China
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
            and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The recent earthquakes in the People's Republic of China have negatively impacted the Company's ability to finalize and file its Form 10-Q for the quarter ended March 31, 2008 by the May 15, 2008 due date. The Company plans to file such Form 10-Q as soon as possible.

PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

    Chunsheng Wang                                      +86.29.87895373
      Name)                   (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                Yes|X|  No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes|X|  No |_|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As described in the Company's quarterly reports on Form 10-Q and its annual report on Forms 10-K for the year ended December 31, 2007, we have experienced declining revenues as compared to the corresponding prior periods. The reasons for these declining revenues are set forth in the Company's reports on Form 10-Q and Form 10-K and include the negative impact on the Company's reputation as a result of the Company being delisted by the American Stock Exchange and abnormal seasonal weather, which affected crop plantings and decreased the demand for our products. In addition, the Company has recorded our bad debt allowance to reflect the fact that many of our customers have not been able to pay the Company for products shipped. Accordingly, the Company expects to report significantly lower revenues for this quarterly report on Form 10-Q as compared to prior years.

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                             Bodisen Biotech, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2008                       By /s/ Bo Chen
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                                          President and Chief Executive Officer